Exhibit 99.29

CRESCO LABS INC. Form of Proxy – Annual and Special Meeting to be held on June 29, 2020	Stock Exchange Tower 1230, 300 5th Ave SW Calgary, AB T2P 3C4

Appointment of Proxyholder I/We being the undersigned holder(s) of Cresco Labs Inc. hereby appoint Charles Bachtell or failing this person, Thomas J. Manning.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Cresco Labs Inc. to be held at Aon Center, Randolph Training Room, 200 East Randolph St., Suite 5100, Chicago Illinois at 10:00 a.m. (Central Daylight Time), and will be available by teleconference toll free within North America at 1.800.901.0218 and outside of North America at 1.719.234.0223, Meeting ID: 499 321 5764, or at any adjournment thereof.

1.	Number of Directors. To set the number of directors to be elected at the Meeting to at ten (10), subject to permitted increases under the articles of the Corporation or otherwise.							For ☐	Against ☐

2.	Election of Directors.	For	Withhold		For	Withhold		For	Withhold

	a. Charles Bachtell	☐	☐	b. Dominic A. Sergi	☐	☐	c. Brian McCormack	☐	☐

	d. Robert M. Sampson	☐	☐	e. John R. Walter	☐	☐	f. Gerald F. Corcoran	☐	☐

	g. Thomas J. Manning	☐	☐	h. Randy D. Podolsky	☐	☐	i. Marc Lustig	☐	☐

	j. Michele Roberts	☐	☐

3.	Appointment of Auditors. To appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof.							For ☐	Against ☐

4.	Special Resolution. To consider and, if deemed advisable, to pass a special resolution to amend the authorized share structure and articles of the Corporation by creating a new class of Special Subordinate Voting Shares and to vary the special rights and restrictions attached to the Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares to reflect the creation of the Special Subordinate Voting Shares.							For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s):	Date
/ /
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to RECEIVE Interim Financial Statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐	Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 10:00 a.m., (Central Daylight Time), on June 25, 2020.

Notes to Proxy

1.

Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.

If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING. PROXIES MUST BE SUBMITTED BY 10:00 A.M., (CENTRAL DAYLIGHT TIME), ON JUNE 25, 2020:

To Vote Your Proxy Online please visit:

http://odysseytrust.com/Transfer-Agent/Login

and click on

You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at info@odysseytrust.com.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.

Shareholder Address and Control Number Here